LEGAL DEPARTMENT                                JACKSON [GRAPHIC OMITTED]
MEMORANDUM                                      NATIONAL LIFE INSURANCE COMPANY


DATE:             November 3, 2006

TO:               Ellen J. Sazzman
                  SENIOR COUNSEL
                  U. S. SECURITIES AND EXCHANGE COMMISSION

FROM:             Tony Dowling
                  SENIOR ATTORNEY

RE:               Jackson National Separate Account I
                  Jackson National Life Insurance Company
                  Response to Comments to Initial Registration Statement on
                    Form N-4:
                  File Nos. 333-136472 and 811-8664

--------------------------------------------------------------------------------

This memo and the materials supplied are in response to the comments you provided in a letter dated October 6, 2006 for the above referenced filing.

In the interest of convenience for the staff of the Securities and Exchange Commission (the "Commission" and the "Commission Staff", as appropriate), this memo quotes the specific comment, followed by a narrative response (in bold). The bracketed sections represent deletions.

1.   OWNER TRANSACTION EXPENSES (P. 5)

     Please conform the language that describes the Commutation Fee in the table to that used to describe this charge in the Contract Charges section.

     RESPONSE: THE COMMUTATION FEE DESCRIPTION IN THE TABLE HAS BEEN REVISED TO CONFORM THE LANGUAGE TO THAT USED, AS EDITED CONSISTENT WITH INCLUSION IN A TABLE, TO DESCRIBE THE SAME CHARGE IN THE "CONTRACT CHARGES" SECTION. THE DESCRIPTION IN THE TABLE NOW READS AS FOLLOWS:

     Commutation Fee: Upon a total withdrawal after income payments have commenced under income option 4, or if after death during the period for which payments are guaranteed under income option 3 and Beneficiary elects a lump sum payment, the amount received will be reduced by (a) minus (b) where:

               o (a) = the present value of the remaining income payments (as of the date of calculation) for the period for which payments are guaranteed to be made, discounted at the rate assumed in calculating the initial payment; and

               o (b) = the present value of the remaining income payments (as of the date of calculation) for the period for which payments are guaranteed to be made, discounted at a rate no more than 1.00% higher than the rate used in (a).


2.   TOTAL ANNUAL FUND OPERATING EXPENSES (P.10)

     Please confirm to staff that the range of total annual fund operating expenses does not reflect any waiver or reimbursement arrangements. SEE Form N-4, Item 3, Instruction 18.

     RESPONSE: THE RANGE OF TOTAL ANNUAL FUND OPERATING EXPENSES DOES NOT REFLECT ANY WAIVER OR REIMBURSEMENT ARRANGEMENTS.


3.   EXAMPLE (P.11)

     a. Please confirm to staff that the examples do not include any fee waivers or reimbursements. SEE Form N-4, Item 3, Instruction 21.

          RESPONSE:   THE   EXAMPLES   DO  NOT   INCLUDE   ANY  FEE  WAIVERS  OR
          REIMBURSEMENTS.

     b. Please clarify which mortality and expense risk charge is reflected in the Example.

          RESPONSE: LANGUAGE HAS BEEN ADDED TO THE EXAMPLE TO CLARIFY THE REFLECTED CHARGE, WHICH IS THE RATE APPLICABLE TO A $10,000 HYPOTHETICAL INVESTMENT IN THE CONTRACT. THE ADDED LANGUAGE IS UNDERLINED IN THE EXCERPT BELOW.

          EXAMPLE. The example below is intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts. These costs include Contract owner transaction expenses, Contract fees, Separate Account annual expenses and Fund fees and expenses. (The Annual Contract Maintenance Charge is determined by dividing the total amount of such charges collected during the calendar year by the total market value of the Investment Divisions and Fixed Account.)

          The example assumes that you invest $10,000 in the Contract for the time periods indicated. Neither transfer fees nor premium tax charges are reflected in the example. The example also assumes that your investment has a 5% annual return on assets each year.

          The following example includes maximum Fund fees and expenses and the costs if you select the optional Highest Anniversary Value Death Benefit and the Guaranteed Minimum Withdrawal Benefit (using the maximum possible charge). IN ADDITION, THE MORTALITY AND EXPENSE AND ADMINISTRATIVE CHARGES ARE ASSUMED TO BE 1.05% DURING THE FIRST SEVEN CONTRACT YEARS AND 0.45% THEREAFTER. (MORTALITY AND EXPENSE AND ADMINISTRATIVE CHARGES ARE EXPRESSED AS AN ANNUAL PERCENTAGE OF THE AVERAGE DAILY ACCOUNT VALUE OF THE INVESTMENT DIVISIONS.) Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

          If you surrender your Contract at the end of the applicable time period:

          1 YEAR             3 YEARS            5 YEARS           10 YEARS
          $991               $1,775             $2,661            $4,763

          If you annuitize at the end of the applicable time period:

          1 YEAR *            3 YEARS          5 YEARS            10 YEARS
          $991                $1,775           $2,661             $4,763

          * Withdrawal charges apply to income payments occurring within one year of the Contract's Issue Date.

          If you do NOT surrender your Contract:

          1 YEAR             3 YEARS            5 YEARS           10 YEARS
          $491               $1,475             $2,461            $4,763

          THE EXAMPLE DOES NOT REPRESENT PAST OR FUTURE EXPENSES. YOUR ACTUAL COSTS MAY BE HIGHER OR LOWER.


4.   VOTING RIGHTS (P. 15)

     Please disclose that the effect of proportional voting is that a small number of contractowners may determine the outcome of the vote. SEE Form N-4, Item 5(e).

     RESPONSE: THE UNDERLINED LANGUAGE WITHIN THE EXCERPT BELOW HAS BEEN ADDED TO DISCLOSE THE AFFECT OF PROPORTIONAL VOTING.

     VOTING PRIVILEGES. To the extent required by law, we will obtain instructions from you and other Owners about how to vote our shares of a Fund when there is a vote of shareholders of a Fund. We will vote all the shares we own in proportion to those instructions from Owners. AN AFFECT OF THIS PROPORTIONAL VOTING IS THAT A RELATIVELY SMALL NUMBER OF OWNERS MAY DETERMINE THE OUTCOME OF A VOTE.


5.   INVESTMENT DIVISIONS (PP. 14-15)

     Please identify any investment options that are funds of funds. SEE Form N-4, Item 5(c). Please note that we may request additional information if any investment options are so identified.

     RESPONSE: ALL THREE OF THE AVAILABLE INVESTMENT OPTIONS ARE FUNDS OF FUNDS. SPECIFICALLY, THE THREE FUNDS OF FUNDS INVESTMENT OPTIONS ARE THE JNL/S&P MODERATE RETIREMENT STRATEGY FUND, JNL/S&P MODERATE GROWTH RETIREMENT FUND AND JNL/S&P GROWTH RETIREMENT FUND. THE PRE-EFFECTIVE AMENDMENT WILL INCLUDE THE DISCLOSURE REQUIRED BY ITEM 5(C) REFLECTING ANY RELEVANT DESCRIPTION OF THE FUNDS. (JNL SERIES TRUST (33-87244 AND 811-08894) FILED AN AMENDMENT (ACCESSION NUMBER 0000933691-06-000086) TO ITS REGISTRATION STATEMENT ON FORM N-1A ON SEPTEMBER 18, 2006 FOR THESE FUNDS OF FUNDS.)


6.   MORTALITY AND EXPENSE RISK CHARGE (PP. 6, 15-16)

     a. Please explain to staff the rationale for the breakpoint schedule for the mortality and expense risk charge. The staff will need to review the updated table that includes the actual percentages for the mortality and expense risk and administration charges.

          RESPONSE: THIS PRODUCT, INCLUDING THE BREAKPOINT SCHEDULE, WAS DESIGNED FOR A PORTION OF THE MARKET THAT IS LOOKING FOR FEES IN A VARIABLE ANNUITY THAT REDUCE AS THE AMOUNT INVESTED INCREASES, WHICH IS SIMILAR TO THAT OF CERTAIN TYPES OF RETAIL MUTUAL FUNDS. THE REDUCTION IN THE MORTALITY AND EXPENSE RISK CHARGE AT INCREASING PREMIUM LEVELS IS CONSISTENT WITH THE REASONABLE AGGREGATE PRICING OF THE PRODUCT, INCLUDING PROFIT, AND OUR ESTIMATE OF THE OVERALL MORTALITY AND EXPENSE RISKS THAT WILL ARISE UNDER A PRODUCT THAT INCLUDES A RELATIVELY SIMPLE MENU OF OPTIONAL BENEFITS AND HENCE, REDUCED MORTALITY RISKS AND FEWER ADMINISTRATIVE AND OTHER COSTS THAT COULD EXCEED CURRENT OVERALL EXPECTATIONS AND THOSE FOR THE VARIOUS PREMIUM BANDS. THUS, THE MORTALITY AND EXPENSE RISK CHARGES WERE SET TO MATCH THE REASONABLE EXPECTATION OF THE MORTALITY AND EXPENSE RISKS ASSOCIATED WITH EACH PREMIUM BAND. LARGER PREMIUM PAYMENTS PROVIDE JACKSON NATIONAL WITH AN ENHANCED STREAM OF REVENUE FROM THE CHARGE THAT MORE CLOSELY MATCHES THE ANTICIPATED AGGREGATE COSTS OF THE PRODUCT AND THE PARTICULAR PREMIUM BANDS' MORTALITY AND EXPENSE RISKS. THE PRODUCT'S RELATIVELY SIMPLE MENU OF OPTIONAL BENEFITS AND INVESTMENT DIVISIONS WILL ALSO INTEREST CERTAIN CONTRACT OWNERS AND THEIR REGISTERED REPRESENTATIVES AND HELP REDUCE OUR OVERALL PRODUCT COSTS AS COMPARED TO PRODUCTS CONTAINING A GREATER NUMBER OF OPTIONAL BENEFITS.

          THE TABLE HAS BEEN UPDATED AS SHOWN BELOW.

               --------------------------------- -------------- ---------------
                      Aggregate Premium            Years 1-7       Years 8+
               --------------------------------- -------------- ---------------
               --------------------------------- -------------- ---------------
               $50,000 to $99,999.99                 0.90%          0.30%
               --------------------------------- -------------- ---------------
               --------------------------------- -------------- ---------------
               $100,000 to $249,999.99               0.60%          0.30%
               --------------------------------- -------------- ---------------
               --------------------------------- -------------- ---------------
               $250,000 to $499,999.99               0.35%          0.30%
               --------------------------------- -------------- ---------------
               --------------------------------- -------------- ---------------
               $500,000 to $749,999.99               0.25%          0.25%
               --------------------------------- -------------- ---------------
               --------------------------------- -------------- ---------------
               $750,000 to $999,999.99               0.20%          0.20%
               --------------------------------- -------------- ---------------
               --------------------------------- -------------- ---------------
               $1,000,000+                           0.15%          0.15%
               --------------------------------- -------------- ---------------

     b. Please confirm to staff that any increase in the mortality and expense risk charge assessed after the sixth contract month will not be retroactive or otherwise be used to recoup charges in the event that the contractowner does not actually make premium payments that equal the Aggregate Premium specified in the Statement of Intention.

          RESPONSE: ANY INCREASE IN THE MORTALITY AND EXPENSE RISK CHARGE ASSESSED AFTER THE SIXTH CONTRACT MONTH WILL NOT BE RETROACTIVE OR OTHERWISE BE USED TO RECOUP CHARGES IN THE EVENT THAT THE CONTRACT OWNER DOES NOT ACTUALLY MAKE PREMIUM PAYMENTS THAT EQUAL THE AGGREGATE PREMIUM SPECIFIED IN THE STATEMENT OF INTENTION.

     c. Please disclose whether Aggregate Premium in excess of the amount specified in the Statement of Intention will decrease the mortality and expense risk charge. Please also disclose whether any decrease would be retroactive.

     d. Please disclose exactly when and how any increase in mortality and expense risk charge "may" be imposed. Please clarify whether use of the term "may" implies that the company has discretion as to whether or not to impose a change in the mortality and expense risk charge. If so, please disclose what factors determine whether there is a change in the mortality and expense risk charge.

          RESPONSE TO ITEMS 6 C AND D: AGGREGATE PREMIUM IN EXCESS OF THE AMOUNT SPECIFIED IN THE STATEMENT OF INTENTION WILL DECREASE THE MORTALITY AND EXPENSE RISK CHARGE. ANY DECREASE (OR INCREASE) IN THE MORTALITY AND EXPENSE RISK CHARGE WILL NOT BE RETROACTIVE. IN ADDITION, THE COMPANY HAS NO DISCRETION AS TO WHETHER OR NOT TO IMPOSE A CHANGE IN THE MORTALITY AND EXPENSE RISK CHARGE. THE FOLLOWING REVISIONS HAVE BEEN MADE IN THE "CONTRACT CHARGES" SECTION TO BETTER DISCLOSE THIS INFORMATION.


          MORTALITY AND EXPENSE RISK CHARGE. Each day, as part of our calculation of the value of the Accumulation Units and Annuity Units, we make a deduction for the Mortality and Expense Risk Charge. The Mortality and Expense Risk Charge is expressed as an annual percentage of the average daily account value of the Investment Divisions and is set based upon the breakpoint schedule below using the Aggregate Premium determined at issue. Aggregate Premium at issue is equal to the anticipated total premium breakpoint specified by you in the Statement of Intention section of the application. If no Statement of Intention is provided by you in the application, the Aggregate Premium at issue will equal the initial premium received. THE AGGREGATE PREMIUM WILL BE RE-DETERMINED ONLY ONCE AT THE END OF THE SIXTH CONTRACT MONTH. At the time the Aggregate Premium is re-determined, the Mortality and Expense Risk Charge will be set by reference to the newly determined Aggregate Premium. THIS RE-DETERMINATION OF AGGREGATE PREMIUM WILL [WHICH MAY ]RESULT IN A CHANGE TO THE MORTALITY AND EXPENSE RISK CHARGE ASSESSED AFTER THE SIXTH CONTRACT MONTH IF THE NEWLY DETERMINED AGGREGATE PREMIUM FALLS INTO A BREAKPOINT BAND WITHIN THE BREAKPOINT SCHEDULE THAT DIFFERS FROM THE BREAKPOINT BAND USED TO SET THE MORTALITY AND EXPENSE RISK CHARGE AT ISSUE. [At the time the Aggregate Premium is re-determined, the Mortality and Expense Risk Charge will be set by reference to the newly determined Aggregate Premium. ]Newly determined Aggregate Premium that falls into a higher breakpoint band than the breakpoint band used to set the Mortality and Expense Risk Charge at issue (whether decided by the anticipated total premium breakpoint band specified by you in the Statement of Intention section of the application or, if no Statement of Intention was provided by you, by the initial premium received) will result in a decreased Mortality and Expense Risk Charge. Conversely, newly determined Aggregate Premium that falls into a lower breakpoint band than the breakpoint band used to set the Mortality and Expense Risk Charge at issue will result in an increased Mortality and Expense Risk Charge. Any increase or decrease in the Mortality and Expense Risk Charge assessed after the sixth Contract Month will NOT be retroactive back to the issue date of the Contract.


          If the Contract Owner dies prior to the end of the sixth Contract Month, there will not be an adjustment to the Mortality and Expense Risk Charge. Thus, while the Contract may continue for a period of time after the death of the Owner, premium payments made after the initial premium will not result in a change in the Mortality and Expense Risk Charge. The Mortality and Expense Risk Charge does not apply to the Fixed Account.

     e. Please confirm supplementally the suggestion on page 15 that the mortality and expense risk charge will not be adjusted for changes in the contract value subsequent to the initial six month period. Please also address this issue in the Key Facts Section.

          RESPONSE: THE MORTALITY AND EXPENSE RISK CHARGE WILL NOT BE ADJUSTED FOR CHANGES IN THE CONTRACT VALUE SUBSEQUENT TO THE INITIAL SIX-MONTH PERIOD. THE EXCERPT BELOW IS FROM THE "PURCHASES" SUBSECTION WITHIN THE "KEY FACTS" SECTION AND THE UNDERLINED LANGUAGE HAS BEEN ADDED TO ADDRESS THE FACT THAT THERE ARE NO ADJUSTMENTS SUBSEQUENT TO THE INITIAL SIX-MONTH PERIOD.

          Premiums are accepted during the first six Contract Months only. As a result, you may have to buy additional Contracts to meet your total annuity coverage goal. Multiple Contracts may result in higher charges and total expenses. There are also minimum and maximum premium requirements. In addition, the Contract has a premium protection option, namely the Capital Protection Program. For more information, please see "PURCHASES" beginning on page 22. There is a breakpoint schedule for the Mortality and Expense Risk Charge. The breakpoints are based on the amount of Aggregate Premium. Aggregate Premium at issue is equal to the anticipated total premium specified in the Statement of Intention section of the annuity application. If no Statement of Intention is provided, the Aggregate Premium at issue will equal the initial premium received. The Aggregate Premium is re-determined only at the end of the sixth Contract Month and is equal to total Premium actually paid less total partial withdrawals. A CHANGE IN THE AGGREGATE PREMIUM AT THE END OF THE SIXTH CONTRACT MONTH MAY DICTATE AN ADJUSTMENT TO THE MORTALITY AND EXPENSE RISK CHARGE AT THAT TIME BUT IN NO EVENT WILL THE MORTALITY AND EXPENSE RISK CHARGE BE ADJUSTED FOR CHANGES IN AGGREGATE PREMIUM OR CONTRACT VALUE SUBSEQUENT TO THIS INITIAL SIX CONTRACT MONTH PERIOD. For more information, please see "CONTRACT CHARGES" beginning on page 13.


7.   WITHDRAWALS (PP. 35-36)

     Please clarify the conditions described in the two clear bullets (at the bottom of p. 35, top of p. 36) under which partial withdrawals are not subtracted from the Aggregate Premium.

     RESPONSE: THE FOLLOWING REVISIONS HAVE BEEN MADE TO THE RELEVANT SECTION:

     At the end of the sixth Contract Month, the Aggregate Premium is re-determined to equal:

          *    The actual Premium paid to date;

          * Less total partial withdrawals to date unless one of the two following conditions apply:

               1. Total partial withdrawals are less than the maximum annual withdrawal permitted in accordance with the GMWB, if applicable. The following rules apply in determining the amount of total partial withdrawals:[, or]

                    a. Partial Withdrawals are assumed to be the total amount withdrawn from the Contract, including any Withdrawal Charges and Excess Interest Adjustments; and[.]

                    b. All withdrawals including systematic withdrawals, required minimum distributions prior to the Income Date, withdrawals of asset allocation and advisory fees, and free withdrawals are counted toward the total amount withdrawn[ in a Contract Year].

               OR


               2. All partial withdrawals taken during the first six Contract Months are made to satisfy required minimum distributions under the Internal Revenue Code for each applicable calendar year spanned by the six Contract Month period.


8.   5% GUARANTEED MINIMUM WITHDRAWAL BENEFIT WITH ANNUAL STEP-UP (PP. 43-47)

     The registration has now added a statement at p. 45 that "initiating and monitoring for compliance with RMD requirements is the sole responsibility of the owner." Please explain to staff the rationale for such statement and how this changes the administration of the contracts. The registrant has added similar statements to the disclosure for the other Guaranteed Minimum Withdrawal Benefit (GMWB) options. SEE pp. 50, 73.

     RESPONSE: THERE WILL BE NO RESULTING CHANGES IN THE ADMINISTRATION OF THE CONTRACTS. JACKSON NATIONAL WILL CONTINUE TO OFFER ASSISTANCE TO CONTRACT OWNERS REGARDING THE MINIMUM DISTRIBUTION REQUIREMENTS FOR THEIR INDIVIDUAL CONTRACT(S) AND WILL CONTINUE TO CONDUCT THE APPROPRIATE INTERNAL REVENUE SERVICE (IRS) REPORTING. SINCE THE OWNER IS IN THE SOLE POSITION OF KNOWING THEIR OTHER IRA HOLDINGS AND HOW HE OR SHE PREFERS TO SATISFY THEIR AGGREGATE RMD REQUIREMENTS, THE STATEMENT WAS ADDED TO SIMPLY REMIND THE CONTRACT OWNER THAT, JACKSON NATIONAL'S ASSISTANCE NOTWITHSTANDING, THE CONTRACT OWNER IS ULTIMATELY RESPONSIBLE FOR FOLLOWING IRS RULES AND REGULATIONS REGARDING REQUIRED MINIMUM DISTRIBUTIONS.


9.   JOINT 5% FOR LIFE GMWB WITH ANNUAL STEP-UP - OWNER'S DEATH (PP.74-75)

     The prospectus states that the benefit may terminate upon the death of "the Owner." Please clarify who is "the Owner" under a joint annuity.

     RESPONSE: THE FOLLOWING REVISIONS HAVE BEEN MADE TO THE RELEVANT SECTION:


     OWNER'S DEATH. The Contract's death benefit is not affected by this GMWB SO LONG AS CONTRACT VALUE IS GREATER THAN ZERO and the Contract is still in the accumulation phase. Upon the death of the sole Owner of a qualified Contract [(]or the death of either joint Owner of a non-qualified Contract[)] while the Contract is still in force and before the Income Date, this GMWB terminates without value unless continued by the spouse. Please see page 39 and 40 for information regarding the required ownership and beneficiary structure under both qualified and non-qualified Contracts when selecting the Joint 5% For Life GMWB With Annual Step-Up benefit.



10.  UNDERWRITERS (STATEMENT OF ADDITIONAL INFORMATION (SAI))

     Please provide the disclosure about underwriters required by Item 20 of Form N-4.

     RESPONSE: WE RESPECTFULLY SUBMIT THAT WE HAVE ALREADY PROVIDED THE DISCLOSURE REQUIRED BY ITEM 20 OF FORM N-4. WE HAVE STATED THAT AN AFFILIATE OF THE DEPOSITOR IS THE PRINCIPAL UNDERWRITER AND WE HAVE STATED WHETHER THE OFFERING IS CONTINUOUS. THE REQUIREMENT TO STATE THE AGGREGATE DOLLAR AMOUNT OF UNDERWRITING COMMISSIONS PAID TO, AND THE AMOUNT RETAINED BY, THE PRINCIPAL UNDERWRITER FOR EACH OF THE LAST THREE FISCAL YEARS IS NOT APPLICABLE SINCE THIS PRODUCT IS A NEW OFFERING NOT YET AVAILABLE FOR PURCHASE. CONSISTENT WITH OUR TREATMENT IN PRIOR FILINGS, WE HAVE INSTEAD STATED THAT WE "EXPECT TO COMPENSATE BROKER/DEALERS SELLING THE CONTRACTS." AS HAS BEEN OUR PRACTICE, WE WILL SUBSEQUENTLY PROVIDE THE REQUIRED AGGREGATE DOLLAR AMOUNTS IN LATER FILINGS AS THE AMOUNTS BECOME AVAILABLE.


11.  POWER OF ATTORNEY (PART C)

     Please provide a Power of Attorney that relates specifically to this new registration statement as required by Rule 483(b) of the 1933 Act.

     RESPONSE: WE WILL FILE A POWER OF ATTORNEY THAT CITES THE 1933 ACT NUMBER OF THIS FILING.


12.  FINANCIAL STATEMENTS, EXHIBITS, AND OTHER INFORMATION

     Any financial statements, exhibits, and other required disclosure not included in this registration statement must be filed in a pre-effective amendment to the registration statement.

     RESPONSE: ANY FINANCIAL STATEMENTS, EXHIBITS AND OTHER REQUIRED DISCLOSURE NOT INCLUDED IN THE INITIAL REGISTRATION STATEMENT WILL BE FILED WITH THE PRE-EFFECTIVE AMENDMENT.


13.  TANDY REPRESENTATIONS

     We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant is in possession of all facts relating to the registrant's disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

     Notwithstanding our comments, in the event the registrant requests acceleration of the effective date of the pending registration statements, it should furnish a letter, at the time of such request, acknowledging that:

          o should the Commission or the staff, acting pursuant to delegated authority, declare the filings effective, it does not foreclose the Commission from taking any action with respect to the filing;

          o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

          o the registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filings or in response to our comments on your filing.

     We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

     RESPONSE: WE WILL FURNISH THE TANDY REPRESENTATION APPLICABLE TO OUR ACCELERATION REQUEST, AS WELL AS OUR ASSERTION THAT WE KNOW OF NO IMPENDING ENFORCEMENT ACTION OR SUBSTANTIVE DISAGREEMENT WITH THE SEC STAFF THAT WOULD MAKE A TANDY REPRESENTATION APPROPRIATE.

COMMENT 1:


                            FEES AND EXPENSES TABLES

THE FOLLOWING TABLES DESCRIBE THE FEES AND EXPENSES THAT YOU WILL PAY WHEN PURCHASING, OWNING AND SURRENDERING THE CONTRACT. THE FIRST TABLE (AND FOOTNOTES) DESCRIBES THE FEES AND EXPENSES THAT YOU WILL PAY AT THE TIME THAT YOU PURCHASE THE CONTRACT, SURRENDER THE CONTRACT OR TRANSFER CASH VALUE BETWEEN INVESTMENT OPTIONS.


-------------------------------------------------------------------------------------------------------------

                                         OWNER TRANSACTION EXPENSES

      Front-end Sales Load                                                                         None
      -------------------------------------------------------------------------------------------- -------

      Maximum Withdrawal Charge (1) -
            PERCENTAGE OF PREMIUM WITHDRAWN, IF APPLICABLE                                         5%
      -------------------------------------------------------------------------------------------- -------

      Maximum Premium Taxes 2 -
            PERCENTAGE OF EACH PREMIUM                                                             3.5%
      -------------------------------------------------------------------------------------------- -------

      COMMUTATION FEE: UPON A TOTAL WITHDRAWAL AFTER INCOME PAYMENTS HAVE
            COMMENCED UNDER INCOME OPTION 4, OR IF AFTER DEATH DURING THE PERIOD
            FOR WHICH PAYMENTS ARE GUARANTEED UNDER INCOME OPTION 3 AND
            BENEFICIARY ELECTS A LUMP SUM PAYMENT, THE AMOUNT RECEIVED WILL BE
            REDUCED BY (A) MINUS (B) WHERE:

            o        (A) = THE PRESENT VALUE OF THE REMAINING INCOME PAYMENTS
                     (AS OF THE DATE OF CALCULATION) FOR THE PERIOD FOR WHICH
                     PAYMENTS ARE GUARANTEED TO BE MADE, DISCOUNTED AT THE RATE
                     ASSUMED IN CALCULATING THE INITIAL PAYMENT; AND

            o        (B) = THE PRESENT VALUE OF THE REMAINING INCOME PAYMENTS
                     (AS OF THE DATE OF CALCULATION) FOR THE PERIOD FOR WHICH
                     PAYMENTS ARE GUARANTEED TO BE MADE, DISCOUNTED AT A RATE NO
                     MORE THAN 1.00% HIGHER THAN THE RATE USED IN (A).

      -------------------------------------------------------------------------------------------- -------

      Transfer Charge (3) -
            PER TRANSFER AFTER 15 IN A CONTRACT YEAR                                               $25
      -------------------------------------------------------------------------------------------- -------

      Expedited Delivery Charge (4)                                                                $22.50
       -------------------------------------------------------------------------------------------- -------

-------------------------------------------------------------------------------------------------------------


COMMENT 3.B.:

         EXAMPLE. The example below is intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts. These costs include Contract owner transaction expenses, Contract fees, Separate Account annual expenses and Fund fees and expenses. (The Annual Contract Maintenance Charge is determined by dividing the total amount of such charges collected during the calendar year by the total market value of the Investment Divisions and Fixed Account.)

         The example assumes that you invest $10,000 in the Contract for the time periods indicated. Neither transfer fees nor premium tax charges are reflected in the example. The example also assumes that your investment has a 5% annual return on assets each year.
         The following example includes maximum Fund fees and expenses and the costs if you select the optional Highest Anniversary Value Death Benefit and the Guaranteed Minimum Withdrawal Benefit (using the maximum possible charge). IN ADDITION, THE MORTALITY AND EXPENSE AND ADMINISTRATIVE CHARGES ARE ASSUMED TO BE 1.05% DURING THE FIRST SEVEN CONTRACT YEARS AND 0.45% THEREAFTER. (MORTALITY AND EXPENSE AND ADMINISTRATIVE CHARGES ARE EXPRESSED AS AN ANNUAL PERCENTAGE OF THE AVERAGE DAILY ACCOUNT VALUE OF THE INVESTMENT DIVISIONS.) Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

         If you surrender your Contract at the end of the applicable time period:

         1 YEAR             3 YEARS            5 YEARS           10 YEARS
         $991               $1,775             $2,661            $4,763

         If you annuitize at the end of the applicable time period:

         1 YEAR *            3 YEARS          5 YEARS            10 YEARS
         $991                $1,775           $2,661             $4,763

         * Withdrawal charges apply to income payments occurring within one year of the Contract's Issue Date.

         If you do NOT surrender your Contract:

         1 YEAR             3 YEARS            5 YEARS           10 YEARS
         $491               $1,475             $2,461            $4,763

         THE EXAMPLE DOES NOT REPRESENT PAST OR FUTURE EXPENSES. YOUR ACTUAL COSTS MAY BE HIGHER OR LOWER.

COMMENT 4:

         VOTING PRIVILEGES. To the extent required by law, we will obtain instructions from you and other Owners about how to vote our shares of a Fund when there is a vote of shareholders of a Fund. We will vote all the shares we own in proportion to those instructions from Owners. AN EFFECT OF THIS PROPORTIONAL VOTING IS THAT A RELATIVELY SMALL NUMBER OF OWNERS MAY DETERMINE THE OUTCOME OF A VOTE.


COMMENT 6.A. (P 6):


-------------------------------------------------------------------------------------------------------------
                                PERIODIC EXPENSES

      BASE CONTRACT

      Annual Contract Maintenance Charge (5)                                                       $35

      Mortality and Expense Risk Charge

               The Mortality and Expense Risk Charge is expressed as an annual percentage of the average daily account value of the Investment
               Divisions and is set initially based upon the breakpoint schedule below using the Aggregate Premium determined at issue. Aggregate
               Premium at issue is equal to the anticipated total premium specified in the Statement of Intention section of the annuity application. If no Statement of Intention is indicated, the Aggregate Premium at issue will equal the initial premium received. THE AGGREGATE PREMIUM WILL BE RE-DETERMINED ONLY AT THE
               END OF THE SIXTH CONTRACT MONTH, WHICH MAY RESULT IN A CHANGE TO
               THE MORTALITY AND EXPENSE RISK CHARGE ASSESSED AFTER THE SIXTH
               CONTRACT MONTH. At the time the Aggregate Premium is re-determined, the Mortality and Expense Risk Charge will be based on the newly determined Aggregate Premium. (6)

                ------------------------------- ------------- --------------
                      AGGREGATE PREMIUM          YEARS 1-7      YEARS 8+
                ------------------------------- ------------- --------------
                $50,000 TO $99,999.99              0.90%          0.30%
                ------------------------------- ------------- --------------
                $100,000 TO $249,999.99            0.60%          0.30%
                ------------------------------- ------------- --------------
                $250,000 TO $499,999.99            0.35%          0.30%
                ------------------------------- ------------- --------------
                $500,000 TO $749,999.99            0.25%          0.25%
                ------------------------------- ------------- --------------
                $750,000 TO $999,999.99            0.20%          0.20%
                ------------------------------- ------------- --------------
                $1,000,000+                        0.15%          0.15%
                ------------------------------- ------------- --------------


      Administration Charge (in all years)                                                         0.15%
      -------------------------------------------------------------------------------------------- -------

      -------------------------------------------------------------------------------------------- -------
       Maximum Total Separate Account Annual Expenses for Base Contract for Years 1-7              1.05%
       Maximum Total Separate Account Annual Expenses for Base Contract for Years 8+               0.45%
            AS AN ANNUAL PERCENTAGE OF AVERAGE DAILY ACCOUNT VALUE OF INVESTMENT DIVISIONS
      -------------------------------------------------------------------------------------------- -------


-------------------------------------------------------------------------------------------------------------

      OPTIONAL ENDORSEMENTS -

      A VARIETY OF OPTIONAL ENDORSEMENTS TO THE CONTRACT ARE AVAILABLE.  YOU MAY SELECT ONE OF EACH
      GROUPING BELOW. (7)

      ----------------------------------------------- ----------------------------------------------------
      5% GMWB With Annual Step-Up Maximum Annual Charge ("AutoGuardSM") (8)                      1.47%

      5% for Life GMWB With Annual Step-Up Maximum Annual Charge ("LifeGuard ProtectorSM") (9)   1.47%

      Joint 5% for Life GMWB With Annual Step-Up Maximum Annual Charge ("LifeGuard Protector     1.62%
         with Joint Option") (10)
      ------------------------------------------------------------------------------------------ ---------

      ----------------------------------------------------------------------------------------------------
      Return of Premium Death Benefit(11)                                                        0.55%

      Highest Anniversary Value Death Benefit Maximum Annual Charge (12)                         0.55%
      ----------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------

(5) This charge is waived on Contract Value of $50,000 or more. This charge is deducted proportionally from your allocations to the Investment Divisions and Fixed Account either annually (on your Contract Anniversary) or in conjunction with a total withdrawal, as applicable.

(6) Premiums are accepted only during the first six Contract Months. The Aggregate Premium re-determined at the end of the sixth Contract Month is equal to total Premium paid less total partial withdrawals. If the Contract Owner dies prior to the end of the sixth Contract Month, there will not be an adjustment to the Mortality and Expense Risk Charge.


COMMENT 6.A. (PP 15-16) AND COMMENT 6.D.:

         MORTALITY AND EXPENSE RISK CHARGE. Each day, as part of our calculation of the value of the Accumulation Units and Annuity Units, we make a deduction for the Mortality and Expense Risk Charge. The Mortality and Expense Risk Charge is expressed as an annual percentage of the average daily account value of the Investment Divisions and is set based upon the breakpoint schedule below using the Aggregate Premium determined at issue. Aggregate Premium at issue is equal to the anticipated total premium breakpoint specified by you in the Statement of Intention section of the application. If no Statement of Intention is provided by you in the application, the Aggregate Premium at issue will equal the initial premium received. THE AGGREGATE PREMIUM WILL BE RE-DETERMINED ONLY ONCE AT THE END OF THE SIXTH CONTRACT MONTH. AT THE TIME THE AGGREGATE PREMIUM IS RE-DETERMINED, THE MORTALITY AND EXPENSE RISK CHARGE WILL BE SET BY REFERENCE TO THE NEWLY DETERMINED AGGREGATE PREMIUM. THIS RE-DETERMINATION OF AGGREGATE PREMIUM WILL RESULT IN A CHANGE TO THE MORTALITY AND EXPENSE RISK CHARGE ASSESSED AFTER THE SIXTH CONTRACT MONTH IF THE NEWLY DETERMINED AGGREGATE PREMIUM FALLS INTO A BREAKPOINT BAND WITHIN THE BREAKPOINT SCHEDULE THAT DIFFERS FROM THE BREAKPOINT BAND USED TO SET THE MORTALITY AND EXPENSE RISK CHARGE AT ISSUE. NEWLY DETERMINED AGGREGATE PREMIUM THAT FALLS INTO A HIGHER BREAKPOINT BAND THAN THE BREAKPOINT BAND USED TO SET THE MORTALITY AND EXPENSE RISK CHARGE AT ISSUE (WHETHER DECIDED BY THE ANTICIPATED TOTAL PREMIUM BREAKPOINT BAND SPECIFIED BY YOU IN THE STATEMENT OF INTENTION SECTION OF THE APPLICATION OR, IF NO STATEMENT OF INTENTION WAS PROVIDED BY YOU, BY THE INITIAL PREMIUM RECEIVED) WILL RESULT IN A DECREASED MORTALITY AND EXPENSE RISK CHARGE. CONVERSELY, NEWLY DETERMINED AGGREGATE PREMIUM THAT FALLS INTO A LOWER BREAKPOINT BAND THAN THE BREAKPOINT BAND USED TO SET THE MORTALITY AND EXPENSE RISK CHARGE AT ISSUE WILL RESULT IN AN INCREASED MORTALITY AND EXPENSE RISK CHARGE. ANY INCREASE OR DECREASE IN THE MORTALITY AND EXPENSE RISK CHARGE ASSESSED AFTER THE SIXTH CONTRACT MONTH WILL NOT BE RETROACTIVE BACK TO THE ISSUE DATE OF THE CONTRACT.

         If the Contract Owner dies prior to the end of the sixth Contract Month, there will not be an adjustment to the Mortality and Expense Risk Charge. Thus, while the Contract may continue for a period of time after the death of the Owner, premium payments made after the initial premium will not result in a change in the Mortality and Expense Risk Charge. The Mortality and Expense Risk Charge does not apply to the Fixed Account.


                --------------------------------- -------------- ---------------
                       AGGREGATE PREMIUM            YEARS 1-7       YEARS 8+
                --------------------------------- -------------- ---------------
                $50,000 TO $99,999.99                 0.90%          0.30%
                --------------------------------- -------------- ---------------
                $100,000 TO $249,999.99               0.60%          0.30%
                --------------------------------- -------------- ---------------
                $250,000 TO $499,999.99               0.35%          0.30%
                --------------------------------- -------------- ---------------
                $500,000 TO $749,999.99               0.25%          0.25%
                --------------------------------- -------------- ---------------
                $750,000 TO $999,999.99               0.20%          0.20%
                --------------------------------- -------------- ---------------
                $1,000,000+                           0.15%          0.15%
                --------------------------------- -------------- ---------------


COMMENT 6.E.:

                                    KEY FACTS
..  .  .

--------------------------------------------------------------------------------
PURCHASES           Premiums are accepted  during the first six Contract  Months only. As a result, you may have to buy additional  Contracts to meet your total annuity coverage goal. Multiple Contracts may result in higher charges and total  expenses.  There are also minimum and maximum premium requirements.  In addition, the Contract  has a premium  protection  option,  namely the
                    Capital Protection Program. For more information, please see
                    "PURCHASES"  beginning  on page 22.  There  is a  breakpoint schedule for the  Mortality  and Expense  Risk  Charge.  The breakpoints  are based on the amount of  Aggregate  Premium.
                    Aggregate Premium at issue is equal to the anticipated total premium  specified in the Statement of Intention  section of the annuity  application.  If no  Statement  of Intention is provided,  the  Aggregate  Premium  at issue  will equal the
                    initial   premium   received.   The  Aggregate   Premium  is
                    re-determined  only at the end of the sixth  Contract  Month and is equal to  total  Premium  actually  paid  less  total partial  withdrawals.  A CHANGE IN THE AGGREGATE  PREMIUM AT
                    THE  END  OF  THE  SIXTH   CONTRACT  MONTH  MAY  DICTATE  AN
                    ADJUSTMENT  TO THE MORTALITY AND EXPENSE RISK CHARGE AT THAT
                    TIME BUT IN NO EVENT WILL THE  MORTALITY  AND  EXPENSE  RISK
                    CHARGE BE  ADJUSTED  FOR  CHANGES  IN  AGGREGATE  PREMIUM OR
                    CONTRACT VALUE SUBSEQUENT TO THIS INITIAL SIX CONTRACT MONTH
                    PERIOD. For more information,  please see "CONTRACT CHARGES"
                    beginning  on page 13.
 -------------------------------------------------------------------------------


COMMENT 7:

                              ACCESS TO YOUR MONEY

         You can have access to the money in your Contract:

               *    by making either a partial or complete withdrawal,

               *    by electing the Systematic Withdrawal Program,

               *    by  electing  a  Guaranteed   Minimum   Withdrawal   Benefit
                    ("GMWB"), or

               *    by electing to receive income payments.

         Your Beneficiary can have access to the money in your Contract when a death benefit is paid.

         Except in connection with certain withdrawals associated with a GMWB or withdrawals made to satisfy minimum distribution requirements of the Internal Revenue Code, a withdrawal before the end of the sixth Contract month will affect the Aggregate Premium as re-determined at the end of the sixth Contract Month, and may result in a higher Mortality and Expense Risk Charge, depending on the amount of the newly determined Aggregate Premium and where it falls within the breakpoint schedule (please see "Mortality and Expense Risk Charge" beginning on page 14 for more information). At the end of the sixth Contract Month, the Aggregate Premium is re-determined to equal:

               *    The actual Premium paid to date;

               * Less total partial withdrawals to date unless one of the two following conditions apply:

                    1. Total partial withdrawals are less than the maximum annual withdrawal permitted in accordance with the GMWB, if applicable. THE FOLLOWING RULES APPLY IN DETERMINING THE AMOUNT OF TOTAL PARTIAL WITHDRAWALS:


                         A.   Partial  Withdrawals are assumed to be the total amount
                              withdrawn  from the Contract,  including any Withdrawal
                              Charges and Excess Interest Adjustments; AND

                         B.   All  withdrawals   including  systematic   withdrawals,
                              required  minimum  distributions  prior  to the  Income
                              Date,  withdrawals  of asset  allocation  and  advisory
                              fees, and free withdrawals are counted toward the total
                              amount withdrawn.

                    OR

                    2. All partial withdrawals taken during the first six Contract Months are made to satisfy required minimum distributions under the Internal Revenue Code for each applicable calendar year spanned by the six Contract Month period.

COMMENT 9:

         JOINT 5% FOR LIFE GUARANTEED MINIMUM WITHDRAWAL BENEFIT WITH ANNUAL STEP-UP.
         .  .  .

         OWNER'S DEATH. The Contract's death benefit is not affected by this GMWB SO LONG AS CONTRACT VALUE IS GREATER THAN ZERO and the Contract is still in the accumulation phase. Upon the death of the SOLE Owner OF A QUALIFIED CONTRACT or the death of either joint Owner of a non-qualified Contract while the Contract is still in force and before the Income Date, this GMWB terminates without value unless continued by the spouse. PLEASE SEE PAGES 39 AND 40 FOR INFORMATION REGARDING THE REQUIRED OWNERSHIP AND BENEFICIARY STRUCTURE UNDER BOTH QUALIFIED AND NON-QUALIFIED CONTRACTS WHEN SELECTING THE JOINT 5% FOR LIFE GMWB WITH ANNUAL STEP-UP BENEFIT.